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                                                                  Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase (as defined below) dated December 23, 2003 and the related Letter of Transmittal, and is being made to holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                               Invivo Corporation
                                       at
                              $22.00 Net Per Share
                                       by
                         Invivo Acquisition Corporation
                          a wholly owned subsidiary of
                       Intermagnetics General Corporation

Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermagnetics General Corporation, a New York corporation ("Parent"), is offering to purchase all the shares of common stock, par value $0.01 per share (the "Shares"), of Invivo Corporation, a Delaware corporation (the "Company"), that are issued and outstanding for $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 23, 2004, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares already owned by Parent or Purchaser, shall constitute a majority of the then outstanding shares on a fully diluted basis (including all Shares

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issuable upon the conversion of any convertible or exchangeable securities or upon the exercise of any options, warrants, or rights) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See Section 1 and Section 14 of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 17, 2003 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company, and other than Shares held by stockholders who shall have properly demanded appraisal for such Shares in accordance with Section 262 of Delaware Law) will be canceled and converted automatically into the right to receive $22.00 in cash, or any higher price that may be paid per Share in the Offer, without interest.

The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including each of the Offer and Merger, and has recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Wachovia Bank, N.A. (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment. In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of
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Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend the period during which the Offer is open, including the occurrence of any condition specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

Purchaser may offer a subsequent offering period in connection with the Offer. If Purchaser does provide for such subsequent offering period, subject to the applicable rules and regulations of the Securities and Exchange Commission, Purchaser may elect to extend its offer to purchase Shares beyond the scheduled expiration date for a subsequent offering period of up to 20 business days (the "Subsequent Offering Period"), if, among other things, upon the expiration of the Offer (i) all of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn) prior to the expiration of the Offer. Any election by the Purchaser to include a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary. If Purchaser decides to include a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to the Dow Jones News Service on the next day after the previously scheduled expiration date of the Offer.

Shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, January 23, 2004 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after February 20, 2004. If Purchaser elects to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For the withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any

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notice of withdrawal must specify the name and number of the account at the
Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to the record holders of Shares whose names appear on the Company's stockholder lists and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Depositary at the addresses and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer.

                        The Depositary for the Offer is:
                                     (LOGO)
                              WACHOVIA BANK, N.A.
                            Corporate Actions-NC1153
                        1525 West W.T. Harris Blvd., 3C3
          Charlotte, North Carolina 28288-1153 (for first class mail)
                                       or
         Charlotte, North Carolina 28262-1153 (for delivery by courier)
                         (800) 829-8432 (by telephone)
                         (704) 590-7599 (by facsimile)


December 23, 2003